SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated February 10, 2005, regarding third quarter and nine month financial results to December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date:	February 10, 2005	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

SCOTTISH POWER plc

2004/05 NINE MONTH RESULTS including 3rd Quarter to 31 December 2004

Highlights

•	Earnings per share* of 28.6 pence for the nine months, up 11%

•	Earnings per share* of 11.1 pence for the quarter, up 9%

•	Dividend per share of 4.95 pence for the quarter, up 4.2%

•	UK customer numbers up 1 million in 12 months to over 5 million

•	Over £1 billion invested, including £682 million (65%) for growth

Quarter 3			Nine Months
2004/05	2003/04	£ million	2004/05	2003/04
1,857	1,524	Turnover	4,911	4,049

298	279	Operating profit	769	731

327	311	Operating profit excluding goodwill	858	830

252	226	Profit before tax	634	553

281	258	Profit before tax excluding goodwill	723	651

9.5	8.5	Earnings per share (pence)	23.7	20.4

11.1	10.2	Earnings per share excluding goodwill (pence)	28.6	25.8

4.95	4.75	Dividends per share (pence)	14.85	14.25

Note: Items marked * are excluding goodwill amortisation. ScottishPower management assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-operational in nature. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation. Unless otherwise stated “nine months” relates to the nine months to 31 December 2004, and “quarter” relates to the three months to 31 December 2004.

Ian Russell, ScottishPower Chief Executive, said:

“The group has delivered a good set of results for the nine months with earnings per share* up 11%. The growth in profit is driven by the return on our investment in generation assets which we made to support our strong growth in customer numbers.

During the third quarter, we improved our US thermal plant availability and US retail loads increased. In the UK, we grew our customer base to over five million, a number which has continued to grow since the quarter end.

The group has performed well and our outlook for the year remains unchanged.”

CHIEF EXECUTIVE’S REVIEW

We have delivered a good performance in the third quarter with earnings per share* up 9%, and for the nine months up 11%. We are very pleased to report that we now have over five million UK customers, compared to four million customers a year ago. This growth - backed by investment in generation plant - helped us to deliver improved margins and an increase in profit for the UK Division. In our UK wires business, we increased profitability and, in December, accepted Ofgem’s proposals on electricity distribution and transmission price controls.

Both our US businesses saw higher dollar operating profit in the quarter with PacifiCorp experiencing improved thermal plant availability due to an increased focus on performance and fuel quality. PacifiCorp also experienced a 2% increase in retail loads during the quarter. PPM continued to perform well and benefited from our investment programme. We announced 325

MW of new PPM wind projects in the quarter that will deliver attractive rates of return. At the end of December, PPM acquired the northeast US wind energy developer, Atlantic Renewable Energy Corporation (“AREC”), with a project pipeline totalling more than 500 MW.

Our outlook for the group for the year remains unchanged.

INVESTING FOR GROWTH

Our net capital investment for the nine months was £1,048 million, with £682 million (65%) invested for growth and £366 million invested in refurbishment, upgrade and other projects. Growth investment included the acquisitions in the UK of the 800 MW Damhead Creek power plant for £320 million and the remaining 50% of the 400 MW Brighton power plant for £72 million. Other growth investment totalled £290 million and included windfarm development spend of £83 million in the UK and the US, network expansion and reinforcement spend of £117 million in the UK and US and the ongoing construction of the 525 MW Currant Creek power plant in Utah. Investments in our regulated businesses aim to achieve at least the allowed rate of regulatory returns, while our competitive businesses are expected to achieve returns of at least 300 basis points above each division’s weighted average cost of capital.

PacifiCorp’s net capital investment for the nine months was £320 million, including £159 million (50%) for organic growth. Of this, £80 million was invested in the new plant at Currant Creek and £79 million in new connections, network reinforcement and other spend, including our ongoing network expansion project along the Wasatch Front in Utah.

Infrastructure Division’s net capital investment for the nine months totalled £200 million, with £54 million (27%) invested for organic growth, including expenditure on the connection to the new Black Law windfarm. Other organic investment included new customer connections and the Liverpool city centre reinforcement project. Following Ofgem’s proposal to grant funding of £190 million for investment required to accommodate renewable generation in Scotland, the first stage of the procurement and contract allocation process was completed at the end of December 2004 with the project expected to be concluded by autumn 2009.

UK Division’s net capital investment for the nine months of £482 million included £427 million (89%) invested for growth, primarily as a result of the Damhead Creek and Brighton power plant acquisitions. Other growth expenditure included investment in our Black Law windfarm development, which is scheduled to start generating in spring 2005.

PPM’s net capital investment for the nine months was £46 million, with £42 million (91%) of this invested for growth, primarily on new wind generation projects including the 75 MW Klondike II windfarm in Oregon and the 100 MW Trimont windfarm in Minnesota, both with long-term contracts in place for their output. PPM also announced plans to build the new 150 MW Elk River windfarm in Kansas and has signed a 20-year contract for the output with a regional utility. This brings the total windfarm projects announced to date for 2005 to 325 MW. During the quarter, PPM acquired the northeastern US wind energy developer, AREC, which has over 500 MW of wind projects in the northeast US that are planned to be operational between 2005 and 2010.

OPERATIONAL PERFORMANCE

PacifiCorp

PacifiCorp’s operating profit, excluding goodwill amortisation, for the quarter fell by £7 million to £137 million, with a £10 million unfavourable net translation variance arising from the weaker US dollar. Dollar operating profit, excluding goodwill amortisation, increased by $5 million to $237 million, with higher retail and other regulatory revenues contributing $19 million of this increase and efficiency initiatives adding a further $6 million. Net power costs increased by $21 million as the 5% improvement in thermal generation output was more than offset by higher market prices and increased purchases to meet a 2% rise in retail demand. Other net revenue and cost movements were favourable by $1 million.

For the nine months, operating profit, excluding goodwill amortisation, was lower by £58 million at £405 million (down $55 million to $667 million). This reduction included a net £28 million adverse translation impact from the weaker US dollar. Retail and other regulatory revenues grew by $71 million before taking account of, as expected, the reduction in deferred power cost recoveries of $36 million. Underlying revenue growth reflected regulatory rate increases and customer growth, partly offset by lower customer usage, mainly as a result of the milder weather.

Net power costs increased by $91 million, including the impact of lower thermal generation availability in the first six months and the related increase in short-term purchase volumes. Higher market prices in general and increased load volumes in the quarter also contributed to the rise in net power costs. In addition, output from our hydro facilities decreased by 5% for the nine months primarily as a result of continuing unfavourable weather conditions.

Operating efficiency initiatives delivered $29 million of benefits in the nine months and the total efficiencies delivered to date now exceeds our $300 million benefits target. Other net revenue and cost movements were adverse by $63 million as labour-related and servicing costs required to support customer growth, depreciation and maintenance and plant repair expenditure increased. As reported at the half year, a $56 million environmental liability provision was released following completion of a detailed study. This compares to provisions released and miscellaneous income recognised of $21 million in the prior year.

Excellent progress has been made in our Multi-State Process (“MSP”), with the Utah Public Service Commission’s approval in December and the Oregon Public Utility Commission’s approval in January. This means that states representing around 83% of PacifiCorp’s revenues now have a common methodology on cost and investment allocation. An order from the Idaho Public Utilities Commission is expected shortly.

PacifiCorp filed two general rate case requests recently. The first, on 12 November 2004 with Oregon for approximately $102 million, related to increases in operating costs, purchased power, pension and other employee benefit costs. The second, on 14 January 2005 with Idaho for approximately $15 million, related to increases in operating costs. Both of these requests are expected to be resolved in September 2005. PacifiCorp’s Utah general rate case request is continuing on schedule requesting approximately $96 million as adjusted for actual results that differed from the original request of $111 million, with resolution expected by April 2005 and settlement discussions are ongoing with all parties. PacifiCorp is also seeking recovery of costs related to unfavourable weather conditions with regulators in Oregon through deferral requests or other regulatory approaches.

In November, PacifiCorp signed a 50-year Lewis River hydroelectric settlement along with representatives of more than 25 state, county and federal agencies, environmental and citizen groups and Native American tribes. Seven out of nine similar hydroelectric agreements in PacifiCorp’s area have now been signed, representing agreement with various interested parties, including diverse special interest groups.

Infrastructure Division

Infrastructure Division’s operating profit rose by £7 million to £120 million for the quarter due to a £3 million increase in regulated revenues and the Division’s £5 million share of the gain on disposal of gas assets during December 2004, as part of our continued focus on core activities, partly offset by a £1 million increase in net costs. For the nine months, operating profit increased by £22 million to £313 million. Regulated revenues improved by £14 million, due to higher distribution sales volumes and favourable transmission prices, in line with allowed revenues. Net costs and other income were favourable by £8 million, as higher rates and depreciation costs of £7 million were more than offset by lower net operating expenses and one-off gains.

In December, we accepted Ofgem’s electricity distribution price control proposal, which will apply to our distribution businesses over the next five years from 1 April 2005. Our transmission business also accepted the extension of Ofgem’s price control for the next two years from 1 April 2005. These price review outcomes are the result of working closely and constructively with Ofgem to reach agreement. They present challenges for the businesses as well as opportunities to enhance returns through the revised package of incentive mechanisms. Overall, regulated revenues will increase in the future, reflecting the investment focus of the reviews.

We have also worked closely with Ofgem to reach agreement on funding relating to Transmission Investment for Renewable Generation. We are pleased to note that Ofgem agrees with the need to move ahead with the first phase of our investments totalling £190 million. We also embarked on a £30 million upgrade of the electricity network in Liverpool as the city prepares to be European Capital of Culture in 2008.

UK Division

Driven by continued customer growth and investment in generation, the UK Division maintained its strong performance, with operating profit, excluding goodwill amortisation, £14 million higher for the quarter at £57 million. We attracted an average of 100,000 new customers per month to break through the five million level, an increase of one million customers (25%) in 12 months. This success is largely due to our innovative product offerings as well as the breadth of our sales channels.

Operating profit, excluding goodwill amortisation, was higher by £53 million for the nine months at £104 million. Electricity and gas margins improved by £129 million. Customer growth, backed by our investment in generation, delivered £95 million of this increase. The effective management of our generation resource portfolio, including the benefit of our rolling commodity procurement strategy, contributed a further £34 million. The substantial growth in customer numbers contributed to higher customer capture, energy efficiency and customer service costs of £40 million, and other net costs increased by £40 million, including £20 million of operating expenses relating to Damhead Creek and Brighton. The UK Division benefited by £4 million from the gain on disposal of gas metering assets.

The energy requirements of our increasing customer numbers are balanced by our flexible generating plant portfolio, including our most recent acquisitions, Damhead Creek and the remaining 50% ownership of the Brighton plant. Combined with our rolling, forward purchasing strategy for gas and coal, this helps cushion the impact of increasing wholesale market prices in the year and smoothes out volatility.

In January 2005, a new customer service centre facility was opened near Hamilton in Lanarkshire, creating 150 jobs to help meet the rapid growth in customer demand. Our 6 Sigma business transformation programme further improved our customer processes, and delivered revenue and cost benefits of £8 million for the nine months.

Our salt-cavern natural gas storage project at Byley, Cheshire, has been given the final go-ahead and we are taking forward the development of the project. At the Black Law windfarm, the largest consented onshore windfarm in the UK, the first turbines, representing approximately 100 MW, are being installed. Construction is on schedule with the first phase of generation scheduled to start in spring 2005.

PPM

PPM’s operating profit, excluding goodwill amortisation, rose by £2 million to £13 million for the quarter (by $5 million to $23 million) from new wind resources, gas storage facilities and improved energy management activities on contract storage and energy positions, partially offset by higher operating costs.

For the nine months, operating profit, excluding goodwill amortisation, increased by £11 million to £37 million (by $17 million to $59 million). The contribution from wind resources improved by $13 million and gas storage facilities at Katy and Alberta contributed an additional $7 million – a strong performance which we expect to continue for the remainder of the year. Energy management activities, including benefits arising from contract storage and energy positions, improved by $17 million. Net operating costs required to support increased business activities and infrastructure were higher by $15 million and depreciation increased by $5 million.

On 14 December, PPM announced plans to build the 150 MW Elk River windfarm in Kansas for approximately $190 million, with the output sold under a 20-year contract to a regional utility. This brings total renewable generation under PPM’s control to 1,156 MW, with 91% of PPM’s windfarm output committed under long-term contract. At the end of December, PPM acquired the northeast US wind energy developer, AREC, which includes a project pipeline of more than 500 MW in the northeast US, planned to be operational between 2005 and 2010. PPM is well placed to deliver its goal of 2,300 MW of renewables by 2010.

FINANCIAL REVIEW

Group turnover increased by £333 million to £1,857 million for the quarter and by £862 million to £4,911 million for the nine months. The weaker US dollar reduced sterling revenues by £178 million for the nine months, net of hedging benefits from the forward sale of dollars. The effect of the weaker dollar on PPM and PacifiCorp sterling revenues is mitigated at an earnings level by the favourable effect of the weaker dollar on costs and by our hedging strategy. In the nine months, PacifiCorp’s dollar turnover increased by 8%, primarily due to higher wholesale and retail revenues. Infrastructure Division’s turnover increased by 11% due to higher regulated and new connections business revenues, both driven by higher volumes. The UK Division’s turnover grew by 40% as a result of higher retail sales, increased energy balancing activities and the acquisition of generation plant. PPM’s dollar turnover was higher by 87% due to increased energy management revenues from its contract storage and energy positions and increased revenues from new wind resources and gas storage facilities at Katy and Alberta.

Group operating profit improved by £19 million in the quarter, and, excluding goodwill amortisation, was higher by £16 million at £327 million, after an adverse foreign exchange effect of £10 million. The group benefited from a £9 million gain on the disposal of SP Gas transportation and metering assets in December 2004. Group operating profit for the nine months improved by £38 million to £769 million and, excluding goodwill amortisation, was £29 million higher at £858 million, after an adverse foreign exchange effect of £26 million. The strong performance in our UK operations and good growth in PPM has continued and together this has more than offset PacifiCorp’s performance, which was affected by reduced thermal availability in the first six months and unfavourable weather conditions.

The net interest charge reduced by £6 million in the quarter to £50 million and by £40 million to £141 million for the nine months. The charge for the nine months included a £13 million translation benefit from the weaker US dollar and an additional £34 million benefit from the UK/US interest rate differential arising from our dollar balance sheet hedging strategy, which has been locked into for periods of up to two years. The charge also benefited from £9 million net interest receipts following the settlement of outstanding tax claims, which was offset mainly by higher interest payments on floating rate debt.

Profit before tax increased by £26 million to £252 million for the quarter and for the nine months was £634 million, £81 million ahead of December 2003. Excluding goodwill amortisation, profit before tax improved by £23 million to £281 million for the quarter and by £72 million to £723 million for the nine months, with the impact of PacifiCorp’s results being more than offset by operating profit improvements in our other businesses and the lower net interest charge. A foreign exchange hedge benefit of approximately £45 million (December 2003: £23 million) was delivered from selling forward our forecast dollar earnings at a favourable rate compared to the average rate for the period. This helps protect group profit from the effect of the weaker US dollar. Last year, the hedge benefit was significantly weighted towards the fourth quarter of the year. Although we expect our earnings for the remainder of the financial year to continue to benefit from our hedging programme, the majority of the hedge benefit has now been recognised. The hedge translation rate for the year is expected to be in the range $1.50 - $1.55.

In line with last year’s results for the nine months, the effective rate of tax, excluding goodwill amortisation, has remained at 27%. The effective rate of tax was lower than the standard rate, as it benefited from the release of provisions relating to prior years following agreement of specific items with tax authorities, the group’s financing arrangements and tax credits from US wind generation. The effective rate of tax on profit before tax was 31%, marginally lower than the equivalent period last year. Earnings per share improved by 1.05 pence to 9.53 pence for the quarter and by 3.34 pence to 23.73 pence for the nine months. Excluding goodwill amortisation, earnings per share improved by 0.90 pence to 11.11 pence for the quarter and by 2.81 pence to 28.58 pence for the nine months.

Cash flows from operating activities reduced compared to the prior nine months to December 2003 by £228 million to £676 million, as improved operating profit included higher provision movements (relating mainly to the utilisation of onerous energy purchase contracts within the UK Division and the release of the environmental provision in PacifiCorp); and working capital requirements increased primarily due to customer growth in the UK Division and increased contract gas storage activities within PPM, both of which have and will continue to benefit performance this year. Interest, tax and dividend payments totalled £384 million, with the tax and interest payments substantially lower than last year due to the settlement of outstanding tax claims and cash benefits associated with our hedging strategy. Other net inflows which impact net debt, other than net investment in assets and acquisitions, were £119 million, mainly as a result of cash received on the maturing of net investment hedging derivatives during the first half of the year. Net capital investment cash spend including Damhead Creek was £982 million. After adverse non-cash movements of £33 million, which included debt acquired following the purchase of the remaining 50% of Brighton power plant partly offset by the favourable effect of foreign exchange, net debt at 31 December 2004 was £4,329 million, £604 million higher than at 31 March 2004. Gearing (net debt/equity shareholders’ funds) was 89%, compared to 79% as at 31 March 2004.

The dividend for the third quarter of 2004/05, as previously indicated, will be 4.95 pence per share, an increase of 4.2% on the prior year, payable on 29 March 2005. The ADS dividend rate will be confirmed in a separate announcement today. This takes the total dividend for the first nine months of the year to 14.85 pence per share, with the balance of the total dividend to be set in the fourth quarter. We remain committed to our aim to grow dividends broadly in line with earnings.

We remain on track to commence reporting our consolidated Accounts in accordance with International Financial Reporting Standards with effect from 1 April 2005.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

16 February 2005	Shares go ex-dividend for the third quarter
18 February 2005	Last date for registering transfers to receive the third quarter dividend
29 March 2005	Third quarter dividend payable
24 May 2005	Announcement of results for the fourth quarter and full year ending 31 March 2005
June 2005	Fourth quarter dividend payable
August 2005	Announcement of results for the 2005/06 first quarter
September 2005	2005/06 first quarter dividend payable

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	the outcome of general rate cases and other proceedings conducted by regulatory commissions;
-	the cost, feasibility and eventual outcome of hydroelectric facility relicensing proceedings;
-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;
-	the availability of acceptable fuel at favorable prices;
-	weather and weather related impacts;
-	the availability of operational capacity of plants;
-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;
-	the success of reorganizational and cost-saving efforts;
-	the impact of new accounting pronouncements on results of operations; and
-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

We undertake no obligation to revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements or if we later become aware that these assumptions are not likely to be achieved.

Further Information:

David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

		Three months ended 31 December				Nine months ended 31 December
	Notes	2004 £m		2003 £m		2004 £m		2003 £m
Turnover: group and share of joint ventures and associates		1,860.9		1,529.4		4,935.5		4,069.8
Less: share of turnover in joint ventures		(3.7)		(5.2)		(23.7)		(20.1)
Less: share of turnover in associates		(0.3)		(0.2)		(0.8)		(0.5)

Group turnover	2	1,856.9		1,524.0		4,911.0		4,049.2
Cost of sales		(1,254.4)		(982.1)		(3,255.1)		(2,509.6)

Gross profit		602.5		541.9		1,655.9		1,539.6
Transmission and distribution costs		(164.1)		(155.8)		(460.1)		(407.1)
Administrative expenses (including goodwill amortisation)		(149.7)		(112.8)		(446.3)		(418.7)
Other operating income		9.0		5.7		20.0		17.3

Operating profit before goodwill amortisation		326.7		310.7		858.3		829.6
Goodwill amortisation		(29.0)		(31.7)		(88.8)		(98.5)

Operating profit	2	297.7		279.0		769.5		731.1
Share of operating profit in joint ventures		1.2		2.8		2.1		2.3
Share of operating profit in associates		3.5		—		3.6		0.1

Profit on ordinary activities before interest		302.4		281.8		775.2		733.5
Net interest and similar charges
—Group		(49.8)		(54.2)		(137.3)		(176.7)
—Joint ventures		(0.3)		(1.4)		(3.7)		(4.0)

		(50.1)		(55.6)		(141.0)		(180.7)

Profit on ordinary activities before goodwill amortisation and taxation		281.3		257.9		723.0		651.3
Goodwill amortisation		(29.0)		(31.7)		(88.8)		(98.5)

Profit on ordinary activities before taxation		252.3		226.2		634.2		552.8
Taxation	3	(75.9)		(69.7)		(195.2)		(175.9)

Profit after taxation		176.4		156.5		439.0		376.9
Minority interests (including non-equity)		(2.0)		(1.4)		(4.6)		(4.0)

Profit for the period		174.4		155.1		434.4		372.9
Dividends	5	(91.1)		(87.3)		(273.2)		(262.2)

Profit retained		83.3		67.8		161.2		110.7

Earnings per ordinary share	4	9.53	p	8.48	p	23.73	p	20.39	p
Adjusting item—goodwill amortisation		1.58	p	1.73	p	4.85	p	5.38	p

Earnings per ordinary share before goodwill amortisation	4	11.11	p	10.21	p	28.58	p	25.77	p

Diluted earnings per ordinary share	4	9.16	p	8.20	p	22.97	p	20.08	p
Adjusting item —goodwill amortisation		1.51	p	1.65	p	4.61	p	5.25	p

Diluted earnings per ordinary share before goodwill amortisation	4	10.67	p	9.85	p	27.58	p	25.33	p

Dividends per ordinary share	5	4.95	p	4.75	p	14.85	p	14.25	p

The above results relate to continuing operations.

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the nine months ended 31 December 2004

	Nine months ended 31 December
	2004 £m	2003 (As restated - Note 1) £m
Cash inflow from operating activities	676.1	903.7
Dividends received from joint ventures	1.6	0.3
Returns on investments and servicing of finance	(65.0)	(153.1)
Taxation	(25.5)	(102.1)

Free cash flow	587.2	648.8
Capital expenditure and financial investment	(624.9)	(639.0)

Cash flow before acquisitions and disposals	(37.7)	9.8
Acquisitions and disposals	(325.5)	(4.9)
Equity dividends paid	(295.0)	(307.1)

Cash outflow before use of liquid resources and financing	(658.2)	(302.2)
Management of liquid resources	223.2	(146.7)
Financing
– Issue of ordinary share capital	18.3	8.3
– Redemption of preferred stock of PacifiCorp	(4.1)	(4.6)
– Maturity of net investment hedging derivatives	95.4	—
– Cancellation of swaps	—	76.1
– Net purchase of own shares held under trust	(22.6)	(28.7)
– (Decrease)/increase in debt	(102.2)	436.8

	(15.2)	487.9

(Decrease)/increase in cash in period	(450.2)	39.0

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the nine months ended 31 December 2004

	Nine months ended 31 December
	2004 £m	2003 £m
(Decrease)/increase in cash in period	(450.2)	39.0
Cash outflow/(inflow) from decrease/(increase) in debt	102.2	(436.8)
Cash (inflow)/outflow from movement in liquid resources	(223.2)	146.7

Change in net debt resulting from cash flows	(571.2)	(251.1)
Net debt acquired	(116.1)	—
Foreign exchange movement	94.8	319.0
Other non-cash movements	(11.9)	(10.6)

Movement in net debt in period	(604.4)	57.3
Net debt at end of previous period	(3,724.5)	(4,321.0)

Net debt at end of period	(4,328.9)	(4,263.7)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 31 December 2004

Notes	31 December 2004 £m	31 December 2003 (As restated - Note 1) £m	31 March 2004 £m
Fixed assets
Intangible assets	1,822.8	1,933.7	1,855.9
Tangible assets	9,354.8	8,749.8	8,756.6
Investments
—Investments in joint ventures:
Share of gross assets	66.8	165.6	180.8
Share of gross liabilities	(45.7)	(141.9)	(157.3)

21.1	23.7	23.5
—Loans to joint ventures	12.1	37.7	38.8

33.2	61.4	62.3
—Investments in associates	5.1	2.8	2.7
—Other investments	119.2	132.4	129.8

157.5	196.6	194.8

11,335.1	10,880.1	10,807.3

Current assets
Stocks	308.9	226.4	185.5
Debtors
—Gross debtors	1,902.4	1,955.8	1,576.2
—Less non-recourse financing	(98.5)	(129.8)	(109.5)

1,803.9	1,826.0	1,466.7
Short-term bank and other deposits	671.9	833.4	1,347.3

2,784.7	2,885.8	2,999.5

Creditors: amounts falling due within one year
Loans and other borrowings	(434.2)	(376.4)	(410.7)
Other creditors	(1,866.6)	(1,643.4)	(1,658.7)

(2,300.8)	(2,019.8)	(2,069.4)

Net current assets	483.9	866.0	930.1

Total assets less current liabilities	11,819.0	11,746.1	11,737.4
Creditors: amounts falling due after more than one year
Loans and other borrowings (including convertible bonds)	(4,566.6)	(4,720.7)	(4,661.1)
Provisions for liabilities and charges
—Deferred tax	(1,278.3)	(1,246.8)	(1,242.2)
—Other provisions	(471.9)	(546.7)	(504.5)

(1,750.2)	(1,793.5)	(1,746.7)
Deferred income	(592.4)	(576.6)	(577.8)

Net assets	2	4,909.8	4,655.3	4,751.8

Called up share capital	932.2	929.1	929.8
Share premium	2,291.6	2,271.6	2,275.7
Revaluation reserve	46.5	42.1	41.6
Capital redemption reserve	18.3	18.3	18.3
Merger reserve	406.4	406.4	406.4
Profit and loss account	1,157.8	925.9	1,019.1

Equity shareholders’ funds	4,852.8	4,593.4	4,690.9
Minority interests (including non-equity)	57.0	61.9	60.9

Capital employed	4,909.8	4,655.3	4,751.8

Net asset value per ordinary share	4	265.0	p	251.1	p	256.2	p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 10 February 2005 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Quarterly Accounts

for the nine months ended 31 December 2004

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the 2003/04 Annual Report and Accounts.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2004 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2004 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The group implemented UITF Abstract 38 ‘Accounting for ESOP trusts’same as (“UITF 38”) in the financial year ended 31 March 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders’ funds. Previously own shares held under trust were presented as fixed asset investments. Consequential adjustments were also made to Other creditors and Other provisions. Comparative figures for the nine month period to 31 December 2003 have been restated in the Balance Sheet, Cash Flow Statement and related Notes.

The effect of UITF 38 on the group’s previously reported net assets is as follows:

	As at 31 December 2003
	Fixed asset investments £m	Other creditors £m	Other provisions £m	Net assets £m
As previously reported	322.4	1,655.3	554.4	4,761.5
Effect of implementing new accounting policy	(125.8)	(11.9)	(7.7)	(106.2)

As restated	196.6	1,643.4	546.7	4,655.3

(d) The relevant exchange rates applied in the preparation of these quarterly Accounts are detailed in Note 10.

2 Segmental information

(a) Turnover by segment

	Three months ended 31 December
			Total turnover		Inter-segment turnover		External turnover
	Notes		2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i	)	1,064.0	809.4	(11.8)	(3.3)	1,052.2	806.1
Infrastructure Division – Power Systems			194.4	184.5	(93.5)	(91.5)	100.9	93.0

United Kingdom total							1,153.1	899.1

United States
PacifiCorp			564.9	545.5	(0.7)	(0.5)	564.2	545.0
PPM			141.9	82.4	(2.3)	(2.5)	139.6	79.9

United States total							703.8	624.9

Total	(ii	)					1,856.9	1,524.0

	Nine months ended 31 December
			Total turnover		Inter-segment turnover		External turnover
	Notes		2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i	)	2,554.2	1,827.8	(25.7)	(19.6)	2,528.5	1,808.2
Infrastructure Division – Power Systems			534.4	501.4	(255.6)	(250.1)	278.8	251.3

United Kingdom total							2,807.3	2,059.5

United States
PacifiCorp			1,726.0	1,768.4	(2.3)	(1.6)	1,723.7	1,766.8
PPM			387.1	230.7	(7.1)	(7.8)	380.0	222.9

United States total							2,103.7	1,989.7

Total	(ii	)					4,911.0	4,049.2

(b) Operating profit by segment

			Three months ended 31 December
	Note		Before goodwill amorti- sation 2004 £m	Goodwill amorti- sation 2004 £m	2004 £m	Before goodwill amorti- sation 2003 £m	Goodwill amorti- sation 2003 £m	2003 £m
United Kingdom
UK Division—Integrated Generation and Supply	(i	)	57.3	(1.2)	56.1	43.6	(1.2)	42.4
Infrastructure Division—Power Systems			120.0	—	120.0	112.6	—	112.6

United Kingdom total			177.3	(1.2)	176.1	156.2	(1.2)	155.0

United States
PacifiCorp			136.6	(27.7)	108.9	144.0	(30.3)	113.7
PPM			12.8	(0.1)	12.7	10.5	(0.2)	10.3

United States total			149.4	(27.8)	121.6	154.5	(30.5)	124.0

Total			326.7	(29.0)	297.7	310.7	(31.7)	279.0

			Nine months ended 31 December
	Note		Before goodwill amorti -sation 2004 £m	Goodwill amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti- sation 2003 £m	2003 £m
United Kingdom
UK Division—Integrated Generation and Supply	(i	)	103.9	(3.6)	100.3	50.6	(3.6)	47.0
Infrastructure Division—Power Systems			313.1	—	313.1	291.2	—	291.2

United Kingdom total			417.0	(3.6)	413.4	341.8	(3.6)	338.2

United States
PacifiCorp			404.6	(84.8)	319.8	462.2	(94.4)	367.8
PPM			36.7	(0.4)	36.3	25.6	(0.5)	25.1

United States total			441.3	(85.2)	356.1	487.8	(94.9)	392.9

Total			858.3	(88.8)	769.5	829.6	(98.5)	731.1

(i) UK Division – Integrated Generation and Supply completed the acquisition of the Damhead Creek CCGT power plant and associated contracts on 1 June 2004 and completed the purchase of the remaining 50% of the Brighton Power Station CCGT power plant and associated contracts on 28 September 2004. The post acquisition results of the acquired businesses amounted to turnover of £50.4 million and £110.2 million and operating profit of £11.0 million and £23.5 million for the three months and nine months to December 2004, respectively.

(ii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(c) Net assets by segment

	Note		31 December 2004 £m	31 December 2003 (As restated-Note 1) £m	31 March 2004 £m
United Kingdom
UK Division—Integrated Generation and Supply			1,641.2	922.4	1,022.5
Infrastructure Division—Power Systems			2,474.1	2,323.2	2,337.4

United Kingdom total			4,115.3	3,245.6	3,359.9

United States
PacifiCorp			5,904.1	6,129.7	5,935.8
PPM			622.9	475.7	439.0

United States total			6,527.0	6,605.4	6,374.8

Total			10,642.3	9,851.0	9,734.7

Unallocated net liabilities	(i	)	(5,732.5)	(5,195.7)	(4,982.9)

Total			4,909.8	4,655.3	4,751.8

(i) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the nine month period ended 31 December 2004 reflects the anticipated effective rate for the year ending 31 March 2005 of 27% (year ended 31 March 2004 27%) on the profit before goodwill amortisation and taxation as detailed below:

	Nine months ended 31 December
	2004 £m	2003 £m
Profit on ordinary activities before taxation	634.2	552.8
Adjusting item—goodwill amortisation	88.8	98.5

Profit on ordinary activities before goodwill amortisation and taxation	723.0	651.3

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 December		Nine months ended 31 December
	2004	2003	2004	2003
Basic earnings per share
Profit for the period (£ million)	174.4	155.1	434.4	372.9
Weighted average share capital (number of shares, million)	1,830.6	1,829.0	1,830.5	1,829.3

Diluted earnings per share
Profit for the period (£ million)	176.7	157.8	442.7	377.1
Weighted average share capital (number of shares, million)	1,928.4	1,924.4	1,926.9	1,877.8

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 31 December		Nine months ended 31 December
	2004 £m	2003 £m	2004 £m	2003 £m
Profit for the period	174.4	155.1	434.4	372.9
Adjusting item—goodwill amortisation	29.0	31.7	88.8	98.5

Adjusted earnings	203.4	186.8	523.2	471.4

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	31 December 2004	31 December 2003 (As restated - Note 1)	31 March 2004
Net assets (as adjusted) (£ million)	4,852.8	4,593.4	4,690.9
Number of ordinary shares in issue at the period end (as adjusted)(number of shares, million)	1,831.1	1,829.4	1,830.6

5 Dividends per ordinary share

The third interim dividend of 4.95 pence per ordinary share is payable on 29 March 2005 to shareholders on the register at 18 February 2005. This dividend, together with the interim dividends already paid, represents total dividends of 14.85 pence per ordinary share for the nine months ended 31 December 2004. In the previous year, a third interim dividend of 4.75 pence was declared for the quarter ended 31 December 2003, representing total dividends of 14.25 pence per ordinary share for the nine months ended 31 December 2003.

6 Statement of total recognised gains and losses

	Nine months ended 31 December
	2004 £m	2003 £m
Profit for the period	434.4	372.9
Exchange movement on translation of overseas results and net assets	(123.6)	(444.2)
Translation differences on foreign currency hedging	170.8	386.5
Tax on translation differences on foreign currency hedging	(55.6)	—
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	6.3	—

Total recognised gains and losses for the financial period	432.3	315.2

7 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders’ funds are set out in the tables below.

(a)Reconciliation of profit for the financial period to US GAAP:

	Nine months ended 31 December
	2004 £m		2003 £m
Profit for the financial period under UK GAAP	434.4		372.9
US GAAP adjustments:
Amortisation of goodwill	88.8		98.5
US regulatory net assets	(30.9)		(64.5)
Pensions	7.5		(0.2)
Depreciation on revaluation uplift	1.4		1.4
Decommissioning, environmental and mine reclamation	(39.5)		(5.5)
PacifiCorp Transition Plan costs	(6.2)		(25.1)
FAS 133	167.4		241.9
Other	(11.1)		(5.3)

	611.8		614.1
Deferred tax effect of US GAAP adjustments	(21.9)		3.1

Profit for the period under US GAAP before cumulative adjustment for FAS 143	589.9		617.2
Cumulative adjustment for FAS 143	—		(0.6)

Profit for the period under US GAAP	589.9		616.6
Earnings per share under US GAAP	32.23	p	33.71	p
Diluted earnings per share under US GAAP	30.31	p	33.06	p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the nine months ended 31 December 2003 of £(0.6) million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	31 December 2004 £m	31 December 2003 (As restated - Note 1) £m	31 March 2004 £m
Equity shareholders’ funds under UK GAAP	4,852.8	4,593.4	4,690.9
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(189.7)	(201.1)	(196.1)
Amortisation of goodwill	227.7	125.9	150.0
US regulatory net assets	588.4	833.0	724.7
Pensions	(7.4)	(394.3)	(18.9)
Dividends	91.1	87.3	112.9
Revaluation	(60.3)	(54.0)	(54.0)
Depreciation on revaluation uplift	13.8	11.9	12.4
Decommissioning, environmental and mine reclamation	(53.7)	(7.3)	(14.9)
PacifiCorp Transition Plan costs	15.5	26.8	22.2
FAS 133	182.0	102.4	2.2
ESOP shares held in trust	—	76.2	—
Other	11.3	(10.4)	(12.9)
Deferred tax:
Effect of US GAAP adjustments	(297.3)	(147.6)	(275.0)
Effect of differences in methodology	10.7	(17.6)	14.5

Equity shareholders’ funds under US GAAP	5,957.2	5,596.9	5,730.3

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 31 December 2004 of £182.0 million includes a net liability of £146.0 million which is subject to regulation and is therefore offset by a US regulatory asset of £146.0 million included within ‘US regulatory net assets’ above.

8 Acquisitions

On 1 June 2004, ScottishPower completed the acquisition of the 800 MW Damhead Creek CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, from its creditor banks for a cash consideration of £313 million excluding expenses. On 28 September 2004, ScottishPower completed the purchase of the remaining 50% of the 400 MW Brighton Power Station CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, for a cash consideration of £26 million excluding expenses. Provisional fair values have been attributed to the assets and liabilities acquired in respect of both acquisitions. No goodwill is required to be recognised in respect of these acquisitions.

9 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2003/04 Annual Report and Accounts.

10 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

Nine months ended 31 December
	2004		2003
Average rate for quarters ended
30 June	$1.81/	£	$1.62/	£
30 September	$1.82/	£	$1.61/	£
31 December	$1.87/	£	$1.71/	£

Closing rate as at 31 December	$1.90/	£	$1.79/	£

The closing rate for 31 March 2004 was $1.84/£.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Account, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2004 and for the nine months ended 31 December 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

10 February 2005